SEC RESPONSE LETTER
Via EDGAR

Security & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC, 20549

Attn: John Reynolds
         John Coleman

RE: AIM Exploration Inc.
Form 10K for Fiscal year ended August 31, 2017
Filed December 6, 2017
Form 10Q for the quarter ended February 28, 2018
Filed May 30, 2018
File No. 000-55358

COMMENT:

Form 10-Q for the Quarter Ended February 28, 2018

1.
We note your disclosure in footnote 2 to the financial statements indicating that you have no known reportable reserves of any type of mineral. Please reconcile this disclosure to a February 13, 2018 press release on Globe Newswire indicating large deposits of approximately 104,000,000 metric tonnes of anthracite coal according to a Spanish Technical Geological report.

RESPONSE: In view of your comments we will get amendments done if you so request to the related filings above. We chose not to include this information in the filings as the report was non 43-101 compliant. Meanwhile as stated we will, if so requested, attend to amendments on the filings. We did in fact state in the above captioned press release that the report was non-43-101 compliant. We intend to make the necessary disclosure on future filings.

2.
Please forward to our engineer, as supplemental information and not as part of your filing, the Spanish Technical Geological report referenced in your press release, pursuant to paragraph (c) of Industry Guide 7. Please provide this information in English on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of the Exchange Act. If you have questions concerning

Sent as requested.

We trust this meets with your requirements.

J.R.(Bob) Todhunter
President